14001  Dallas Parkway,  Suite 1200,  Dallas, Texas,  75240,  USA

Phone: 972-934-6774      Toll Free: 877-762-2366       Fax: 972-934-6718

Web: www.continentalenergy.com         Email: mail@continentalenergy.com

May 30, 2005

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 04-05

Washington, D.C.20549

Via  EDGAR

RE:

Continental Energy Corporation Form 20-F for the year ended July 31, 2004

Filed January 26, 2005

File No. 0-17863

Dear Mr. Schwall,

Thank you for your letter of May 17, 2005 commenting on our fiscal year end 2004 20-F filing. We appreciate your efforts to assist us in our compliance with disclosure requirements and in overall disclosure.

Our detailed response to the issues raised in your May 17 letter follow:

Consolidated Schedule of Resource Property Costs

As stated in our previous letter dated May 9, the costs recovered in the financial statements relate to costs recovered from joint venture partners. The company has agreements with its partner whereby the company’s partner is required to pay its share of costs incurred for Bengara and Yapen in order that its interest in the property be retained. The balance paid to the company has been shown as a reduction of the costs incurred.  We agree with your assessment that using the term “costs recovery” to describe reimbursements from joint venture partners may be somewhat unclear to the reader and therefore we will rename these particular line items as “joint venture reimbursement of costs” on the schedule of resource property costs.

In addition we will add the following paragraph to Note 5a of the consolidated financial statements under the heading Indonesian Farm-Out:

“Since entering into the Bengara and Yapen PCSs, the company has entered into several farm-out agreements with various joint venture partners.  As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties be retained.  The balance paid to the company has been shown as a reduction of the costs incurred and is called “joint venture reimbursement of costs” on the schedule of resource property costs.”

In connection with our responses to the points raised in the May 17 letter, Continental Energy Corporation and its management acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We thank you for your review of our 20-F filing and the associated comments. We look forward to your response to this letter and to filing the amended 20-F.

Sincerely,

James D. Eger

Chief Financial Officer